FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 20, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Condensed consolidated notes	Millicom International
as of March 31, 2009	Cellular S.A.

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of March 31, 2009.

Millicom is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. As of March 31, 2009, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited, provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated statements of profit and loss	Millicom International
for the three months ended March 31, 2009 and 2008	Cellular S.A.

	Notes	Three months ended March 31, 2009	Three months ended March 31, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	846,074	798,501
Cost of sales		(310,683)	(286,974)
Gross profit		535,391	511,527
Sales and marketing		(163,249)	(164,499)
General and administrative expenses		(143,088)	(125,525)
Other operating expenses		(17,134)	(11,860)
Operating profit	7	211,920	209,643
Interest expense		(43,247)	(43,380)
Interest and other financial income		3,221	11,363
Other non operating (expense) income, net	8	(1,446)	10,343
Profit from associates		2,339	1,860
Profit before taxes from continuing operations		172,787	189,829
Charge for taxes	9	(42,782)	(41,870)
Profit for the period from continuing operations		130,005	147,959
Loss for the period from discontinued operations, net of tax	5	(4,476)	(2,898)
Net profit for the period		125,529	145,061

Attributable to:
Equity holders of the Company		139,620	158,105
Non-controlling interests		(14,091)	(13,044)
		125,529	145,061
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	1.29	1.48

Diluted (US$)
Profit for the period attributable to equity holders	10	1.29	1.47

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operation in Sierra Leone as a discontinued operation

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended March 31, 2009 and 2008	Cellular S.A.

	Notes	Three months ended March 31, 2009	Three months ended March 31, 2008
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Net profit for the period		125,529	145,061
Other comprehensive income:
Exchange differences on translating foreign operations		(52,705)	37,014
Total comprehensive income for the period		72,824	182,075

Attributable to:
Equity holders of the Company		88,388	188,282
Non-controlling interests		(15,564)	(6,207)
		72,824	182,075

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as of March 31, 2009 and December 31, 2008	Cellular S.A.

	Notes	March 31, 2009	December 31, 2008
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		1,039,307	990,350
Property, plant and equipment, net	11	2,796,797	2,787,224
Investments in associates		1,156	21,087
Deferred taxation		14,767	14,221
Other non-current assets		24,204	23,195
TOTAL NON-CURRENT ASSETS		3,876,231	3,836,077

CURRENT ASSETS
Inventories		46,693	58,162
Trade receivables, net		239,046	257,455
Amounts due from joint venture partners		86,864	40,228
Prepayments and accrued income		112,458	82,303
Current tax assets	9	21,884	21,597
Supplier advances for capital expenditure		135,572	142,369
Other current assets		76,415	87,859
Cash and cash equivalent		728,572	674,195
TOTAL CURRENT ASSETS		1,447,504	1,364,168
Assets held for sale		16,747	20,563
TOTAL ASSETS		5,340,482	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheets	Millicom International
as of March 31, 2009 and December 31, 2008	Cellular S.A.

	Notes	March 31, 2009	December 31, 2008
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		656,305	642,544
Other reserves		(122,113)	(47,174)
Retained profits		1,082,548	565,032
Net profit for the period/year attributable to equity holders		139,620	517,516
		1,756,360	1,677,918
Non-controlling interests		(41,516)	(25,841)
TOTAL EQUITY		1,714,844	1,652,077

LIABILITIES
Non-current liabilities
Debt and other financing:
10% Senior Notes	13	453,713	453,471
Other debt and other financing	13	1,216,771	1,208,012
Provisions and other non-current liabilities		72,999	70,008
Deferred taxation		79,346	81,063
Total non-current liabilities		1,822,829	1,812,554

Current liabilities
Debt and other financing	13	548,033	496,543
Payables and accruals for the purchase of property, plant and equipment		420,572	501,978
Other trade payables		235,354	240,576
Amounts due to joint ventures partners		81,009	49,921
Accrued interest and other expenses		176,135	159,539
Current tax liabilities		118,302	93,416
Provisions and other current liabilities		217,140	207,106
Total current liabilities		1,796,545	1,749,079
Liabilities directly associated with assets held for sale		6,264	7,098
TOTAL LIABILITIES		3,625,638	3,568,731
TOTAL EQUITY AND LIABILITIES		5,340,482	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the three months ended March 31, 2009 and 2008	Cellular S.A.

	Notes	Three months ended March 31, 2009	Three months ended March 31, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		172,787	189,829
Adjustments
Interest expense		43,247	43,380
Interest and other financial income		(3,221)	(11,363)
Other non operating expense (income), net		1,446	(10,343)
Profit from associates		(2,339)	(1,860)
Operating profit		211,920	209,643
Adjustments for non-cash items:
Depreciation and amortization		146,694	109,429
Loss on disposal and impairment of property, plant and equipment		1,029	911
Share-based compensation		(433)	5,867
		359,210	325,850
Decrease/(increase) in trade receivables, prepayments and other current assets		(28,868)	(19,140)
Decrease/(increase) in inventories		13,286	(16,895)
(Decrease)/increase in trade and other payables		25,610	10,308
Changes to working capital		10,028	(25,727)
Interest expense paid		(27,554)	(28,392)
Interest received		2,777	11,137
Taxes paid		(22,638)	(31,243)
Net cash provided by operating activities		321,823	251,625
Cash flows from investing activities
Acquisition of subsidiaries, joint ventures and associates		(55,524)	—
Purchase of intangible assets and license renewals		(4,535)	(1,359)
Purchase of property, plant and equipment	11	(270,607)	(244,272)
Proceeds from sale of property, plant and equipment		913	12,142
Disposal of pledged deposits, net		6,285	—
Cash used by other investing activities		(15,548)	(7,211)
Net cash used by investing activities		(339,016)	(240,700)
Cash flows from financing activities:
Proceeds from issuance of shares		10	1,158
Proceeds from issuance of debt and other financing		135,227	220,300
Repayment of debt and financing		(48,193)	(197,508)
Net cash provided by financing activities		87,044	23,950
Cash used by discontinued operations		(2,286)	(5,527)
Exchange gains on cash and cash equivalents		(13,188)	7,678
Net increase in cash and cash equivalents		54,377	37,026
Cash and cash equivalents at the beginning of the year		674,195	1,174,597
Cash and cash equivalents at the end of the period		728,572	1,211,623

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operation in Sierra Leone as a discontinued operation

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity	Millicom International
for the periods ended March 31, 2008, December 31, 2008 and March 31, 2009	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	158,105	—	158,105	(13,044)	145,061
Currency translation differences	—	—	—	—	30,177	30,177	6,837	37,014
Total comprehensive income for the period	—	—	—	158,105	30,177	188,282	(6,207)	182,075
Shares issued via the exercise of stock options	71	106	1,421	—	(369)	1,158	—	1,158
Share based compensation	—	—	—	—	5,867	5,867	—	5,867
Conversion of the 4% Convertibles Notes	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Balance as of March 31, 2008 (unaudited)	108,121	162,183	470,788	983,103	42,319	1,658,393	74,222	1,732,615
Profit for the period	—	—	—	359,411	—	359,411	(100,031)	259,380
Currency translation differences	—	—	—	—	(91,023)	(91,023)	(32)	(91,055)
Total comprehensive income for the period	—	—	—	359,411	(91,023)	268,388	(100,063)	168,325
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of stock options	98	146	2,473	—	(568)	2,051	—	2,051
Shares issued as payment of bonuses	11	17	1,208	—	—	1,225	—	1,225
Share based compensation	—	—	—	—	5,799	5,799	—	5,799
Issuance of shares	9	14	1,025	—	—	1,039	—	1,039
Issuance of shares-2006 LTIP	52	76	3,887	—	(3,963)	—	—	—
Directors’ shares	6	10	717	—	—	727	—	727
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Balance as of December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	139,620	—	139,620	(14,091)	125,529
Currency translation differences	—	—	—	—	(51,232)	(51,232)	(1,473)	(52,705)
Total comprehensive income for the period	—	—	—	139,620	(51,232)	88,388	(15,564)	72,824
Shares issued via the exercise of stock options	3	4	8	—	(2)	10	—	10
Share based compensation	—	—	—	—	(433)	(433)	—	(433)
Issuance of shares-2006 LTIP	203	304	13,445	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	(9,523)	(9,523)	(111)	(9,634)
Balance as of March 31, 2009 (unaudited)	108,503	162,754	493,551	1,222,168	(122,113)	1,756,360	(41,516)	1,714,844

(i)                                  Includes profit for the period attributable to equity holders, of which $38 million (December 31, 2008: $24 million) are undistributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as of March 31, 2009	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of March 31, 2009, Millicom had 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited, provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where it is currently rolling out its network and expects to launch services in the last quarter of 2009.

The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2008 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2008, as disclosed in Note 2 of those financial statements, with the exception of the early adoption of IFRS 3R, ‘Business combinations’, and IAS 27R, ‘Consolidated and separate financial statements’.

The group early adopted IFRS 3R, ‘Business combinations’, in 2009. The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed.

As the group has early adopted IFRS 3R, it is required to early adopt IAS 27R, ‘Consolidated and separate financial statements’, at the same time. IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

The following new standards and amendments to standards, which affect the presentation of the interim condensed consolidated financial statements, are mandatory for the first time for the financial year beginning January 1st, 2009.

•                  IAS 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expenses recognized in profit or loss, together with all other items of recognized income and expense. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has decided to present two statements. The interim financial statements have been prepared under the revised disclosure requirements.

•                  IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the “Chief Operating Decision-Maker”, who makes strategic decisions. As a result of the adoption of IFRS 8, Millicom concluded that its reportable segments were Central America, Amnet, South America, Africa and Asia, which does not present any change compared to the definition of segments under IAS 14. Some comparatives for 2008 have been reclassified.

In addition, the following amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant nor have a material impact for the Group.

•                  IFRS 2 (amendment), ‘Share-based payment’.

•                  IAS 32 (amendment), ‘Financial instruments: Presentation’.

•                  IFRIC 13, ‘Customer loyalty programmes’.

•                  IFRIC 15, ‘Agreements for the construction of real estate’.

•                  IFRIC 16, ‘Hedges of a net investment in a foreign operation’.

Finally, the following new interpretations have been issued, but are not effective for the period of these financial statements and have not been early adopted.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after 1 July 2009. This is not relevant to the group, as it has not received any assets from customers.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

During the three months ended March 31, 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). The allocation of the purchase price will be completed within the one year window period allowed by IFRS 3R. As of March 31, 2009, the consideration paid in excess of the carrying value of the net assets acquired has been provisionally allocated to goodwill. Millicom’s share of this goodwill amounted to $36 million. Navega’s net asset book value amounted to $14 million.

The acquisition costs of the remaining 55% interest in Navega amounted to $50 million and Millicom’s share of the net cash acquired amounted to $11 million; net cash used for this acquisition therefore amounted to $39 million.

The acquired business contributed revenues of $1 million and net profit of $0.7 million for the period from acquisition to March 31, 2009. If the acquisition had occurred on January 1, 2009, unaudited pro forma Group revenues from continuing operations would have been $856 million, and the unaudited pro forma profit for the period from continuing operations would have been $134 million. These amounts have been calculated using the Group accounting policies.

Millicom decided to early adopt IFRS 3R and applies it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million, recorded under the caption “Other non operating (expense) income, net” (see note 8).

Millicom Tchad S.A.

On March 13, 2009, Millicom completed the acquisition of the remaining non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. Millicom will have to pay further $2 million within the next 24 months, if certain conditions are met.

Millicom decided to early adopt IAS 27R and applied it to this acquisition (see note 2). As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There were no disposals of subsidiaries and joint ventures during the three months ended March 31, 2009.

5.  DISCONTINUED OPERATIONS AND ASSET HELD FOR SALE

The results for the three months ended March 31, 2009 and 2008 of Millicom’s operation in Sierra Leone, classified as asset held for sale and discontinued operation in December 2008, are presented below:

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	2,222	2,202
Operating expenses	(6,492)	(4,567)
Operating loss	(4,270)	(2,365)
Non-operating expenses, net	(206)	(533)
Loss before tax	(4,476)	(2,898)
Taxes	—	—
Loss for the period attributable to equity holders	(4,476)	(2,898)

Millicom’s operation in Sierra Leone was previously disclosed under the segment “Africa”.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	272,490	280,708
Operating expenses	(154,858)	(146,434)
Operating profit	117,632	134,274

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable, broadband and fixed telephony business (Amnet business). Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis on which the information used to evaluate past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in four regions: Central America, South America, Africa and Asia. Its Amnet business operates in Central America.

The information provided to the management for the reportable segments for the three months ended March 31, 2009 is as follows:

Three months ended March 31, 2009	Central America	Amnet	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	327,289	43,315	236,775	171,156	67,539	—	846,074	2,222	—	848,296
Operating profit	148,271	4,141	47,994	17,180	11,322	(16,988)	211,920	(4,270)	—	207,650
Add back:
Depreciation and amortization	34,995	11,643	45,255	41,290	13,224	287	146,694	1,354	—	148,048
Loss (gain) on disposal and impairment of property, plant and equipment	19	220	366	426	(2)	—	1,029	1,964	—	2,993
Corporate costs	—	—	—	—	—	17,134	17,134	—	—	17,134
Share—based compensation	—	—	—	—	—	(433)	(433)	—	—	(433)
Adjusted operating profit	183,285	16,004	93,615	58,896	24,544	—	376,344	(952)	—	375,392

Total Assets	1,492,820	754,443	1,251,528	1,479,920	412,284	315,073	5,706,068	16,764	(382,350)	5,340,482
Total Liabilities	704,529	229,096	1,017,869	1,470,302	329,563	806,310	4,557,669	76,233	(1,008,263)	3,625,638

Additions to:
Property, plant and equipment	26,780	11,771	36,309	105,559	25,331	49	205,799	158	—	205,957
Intangible assets	290	2,294	860	1,044	—	46	4,534	—	—	4,534
Capital expenditure	27,070	14,065	37,169	106,603	25,331	95	210,333	158	—	210,491

The comparative information for the three months ended March 31, 2008 is as follows:

Three months ended March 31, 2008	Central America	Amnet	South America	Africa	Asia	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	340,127	—	231,626	163,371	63,377	—	798,501	2,202	—	800,703
Operating profit	163,211	—	25,318	24,407	14,730	(18,023)	209,643	(2,365)	—	207,278
Add back:
Depreciation and amortization	23,532	—	47,125	27,915	10,646	211	109,429	1,085	—	110,514
Loss (gain) on disposal and impairment of property, plant and equipment	631	—	(2)	267	(70)	85	911	2	—	913
Corporate costs	—	—	—	—	—	11,860	11,860	—	—	11,860
Share-based compensation	—	—	—	—	—	5,867	5,867	—	—	5,867
Adjusted operating profit	187,374	—	72,441	52,589	25,306	—	337,710	(1,278)	—	336,432

Total Assets	1,107,730	—	1,475,678	1,110,750	320,831	940,938	4,955,927	34,698	(231,111)	4,759,514
Total Liabilities	598,779	—	1,007,464	1,010,811	249,269	531,719	3,398,042	69,655	(440,798)	3,026,899

Additions to:
Property, plant and equipment	66,091	—	69,080	81,780	42,779	1	259,731	4,446	—	264,177
Intangible assets	571	—	273	751	28	—	1,623	—	—	1,623
Capital expenditure	66,662	—	69,353	82,531	42,807	1	261,354	4,446	—	265,800

Revenues from continuing operations for the three months ended March 31, 2009 and 2008 analyzed by country is as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Guatemala	124,122	126,309
El Salvador	121,123	110,584
Honduras	109,535	103,234
Colombia	91,909	112,274
Paraguay	91,115	83,712
Other	308,270	262,388
Total	846,074	798,501

Non-current assets as at March 31, 2009 and December 31, 2008 analyzed by country are as follows:

	As at March 31, 2009	As at December 31, 2008
	(Unaudited) US$ ‘000	US$ ‘000
Guatemala	293,396	215,284
El Salvador	477,750	487,197
Honduras	338,205	287,345
Colombia	508,289	593,912
Paraguay	229,009	239,692
Other (i)	1,989,455	1,954,144
Total	3,836,104	3,777,574

(i)                                  Includes Amnet goodwill of $340 million, which has been allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING (EXPENSE) INCOME, NET

The Group’s other non operating (expense) income, net is comprised of the following:

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revaluation of the previously held interests in Navega and Metrored (see note 3)	32,319	—
Exchange (loss) gain	(33,765)	10,343
Total	(1,446)	10,343

9.  TAXES

Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2009 and 2008. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

10.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2008 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	144,096	161,003
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	(4,476)	(2,898)
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	139,620	158,105
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	144,096	161,003
Interest expense on convertible debt (US$ ‘000)	—	760
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	144,096	161,763
Net profit attributable to equity holders from discontinuing operations (US$ ‘000)	(4,476)	(2,898)
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	139,620	158,865

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,436	106,729
Potential incremental shares as a result of share options (‘000)	147	248
Assumed conversion of convertible debt (‘000)	—	1,380
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,583	108,357

Basic
- profit from continuing operations attributable to equity holders	1.33	1.51
- profit from discontinuing operations attributable to equity holders	(0.04)	(0.03)
- profit for the period attributable to equity holders	1.29	1.48
Diluted
- profit from continuing operations attributable to equity holders	1.33	1.49
- profit from discontinuing operations attributable to equity holders	(0.04)	(0.02)
- profit for the period attributable to equity holders	1.29	1.47

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operation in Sierra Leone as discontinued operation

11.  PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2009, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $206 million (March 31, 2008: $260 million). The charge for depreciation on property, plant and equipment for the three months ended March 31, 2009 was $127 million (March 31, 2008: $96 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2009	Three months ended March 31, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	205,799	259,731
Capitalized interests	(1,463)	(425)
(Decrease) increase in suppliers advances	(3,890)	8,787
Decrease (increase) in payables for property, plant and equipment	72,449	(22,489)
Increase in vendor financing	(2,288)	(1,332)
Cash used for the purchase of property, plant and equipment	270,607	244,272

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operation in Sierra Leone as discontinued operation

12.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest at the end of a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there was an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2008 (“2008 LTIP”) and 2007 (“2007 LTIP”) were approved by the Board on December 4 and on March 15, 2007. These plans consist of two elements: performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to performance condition related to Millicom’s “earnings per share”. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Group in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of five comparable mobile telephony companies during the three-year period of the plan. A fair value has been determined for potential shares under this plan based on this market condition and this value is applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the above plans, both for the performance shares and for the matching share awards, was estimated at $13 million for both the 2007 and 2008 LTIP, both to be recorded over the service periods.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors in their two meetings held on December 4, 2008 and February 10, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

As the number of share awards and the rules of the two elements of the 2009 LTIP are not yet finalized, Millicom estimated the cost of the new plan, based on Millicom’s employees expected to be eligible for the plan and on an estimate of the fair value of the awards.

Based on these estimates, the total cost of the plan amounts to $14 million.

(b) Total share-based compensation expense

Total share-based compensation for the three months ended March 31, 2009 and 2008 was as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	(57)	119
2006 LTIP	(530)	883
2007 LTIP	(1,288)	2,171
2008 LTIP	(87)	2,694
2009 LTIP	1,529	—
Total share-based compensation expense	(433)	5,867

Share-based compensation for the three months ended March 31, 2009 comprised of a charge for the various plans and share options of $3 million and a reversal for non-vesting shares and share options as a result of employees’ departures of $3.4 million.

13.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

As of March 31, 2009, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $454 million (December 31, 2008: $453 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of March 31, 2009	As of December 31, 2008
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	548,033	496,544
One-two years	244,694	206,050
Two-three years	354,921	335,106
Three-four years	307,867	314,293
Four-five years	660,498	717,995
After five years	102,504	88,038
Total debt	2,218,517	2,158,026

As at March 31, 2009, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,249 million (December 31, 2008: $1,313 million). The assets pledged by the Group for these debts and financings amount to $626 million (December 31, 2008: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of March 31, 2009 and December 31, 2008. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the underlying terms and conditions.

	Bank and other financing guarantees(i)
	As at March 31, 2009		As at December 31, 2008
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	232,584	240,000	233,077	240,000
1-3 years	82,841	104,774	22,830	32,998
3-5 years	363,207	518,529	353,012	415,558
More than 5 years	126,349	214,947	102,902	194,022
Total (ii)	804,801	1,078,250	711,821	882,578

(i)                                  The guarantee ensures payment by the Group’s Company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)                              Including discontinued operations.

14.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the three months ended March 31, 2009 and 2008.

	Three months ended March 31, 2009	Three months ended March 31, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(2,288)	(1,332)
Asset retirement obligation	(1,266)	(2,800)
Financing activities
Share-based compensation	(433)	5,867
Vendor financing	2,288	1,332

15.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of March 31, 2009, the total amount of claims against Millicom’s operations was $89 million (December 31, 2008: $70 million) of which $4 million (2008: $3 million) relate to joint ventures. As at March 31, 2009 $10 million (December 31, 2008: $10 million) has been provided for these contingent liabilities in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its subscribers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Capital commitments

As of March 31, 2009, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $453 million (December 31, 2008: $539 million), of which $36 (December 31, 2008: $57 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $202 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at March 31, 2009 was $17 million (December 31, 2008: 26 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions.

16.  SUBSEQUENT EVENT

In April 2009, Millicom announced a strategic review of its Asian assets. As a result, in May 2009, Millicom decided to dispose of its operations in Cambodia, Laos and Sri Lanka, representing the whole of the Asian segment. From May 1, 2009, these operations will be classified as assets held for sale and shown as discontinued operations. During the three months ended March 31, 2009 these operations generated revenues of $68 million and a net profit of $4 million for the Group.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in the world’s emerging markets. We also operate fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

We have 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia. In 2008, Millicom acquired 100% interest in Amnet Telecommunications Holding Limited, provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where it is currently rolling out its network and expects to launch services in the last quarter of 2009.

As of March 31, 2009, the countries where we had mobile operations had a combined population of approximately 284 million. This means that 284 million is the number of people covered by our mobile licenses, representing the number of people who could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total subscribers reached 34 million as at March 31, 2009.

Our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on the services we offer will continue to grow in our markets.

Operating Results

The discussion below focuses on the results from continuing operations.

Three months ended March 31, 2009 and 2008

The following table sets forth certain unaudited profit and loss statement items from continuing operations for the periods indicated.

			Impact on
			comparative results
			for period
	Three months ended March 31,		Amount of	Percent
	2009	2008	variation	change
	(in US$ ‘000, except percentages)
Revenues	846,074	798,501	47,573	6%
Cost of sales	(310,683)	(286,974)	(23,709)	8%
Sales and marketing	(163,249)	(164,499)	1,250	(1)%
General and administrative expenses	(143,088)	(125,525)	(17,563)	14%
Other operating expenses	(17,134)	(11,860)	(5,274)	44%
Operating profit	211,920	209,643	2,277	1%
Interest expense	(43,247)	(43,380)	133	(0)%
Interest and other financial income	3,221	11,363	(8,142)	(72)%
Other non operating (expense) income, net	(1,446)	10,343	(11,789)	(114)%
Profit from associates	2,339	1,860	479	26%
Charge for taxes	(42,782)	(41,870)	(912)	2%
Profit for the period from continuing operations	130,005	147,959	(17,954)	(12)%
Loss for the period from discontinued operations, net of tax	(4,476)	(2,898)	(1,578)	54%
Non-controlling interests	14,091	13,044	1,047	8%
Net profit for the period attributable to equity holders of the company	139,620	158,105	(18,485)	(12)%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 6% for the three months ended March 31, 2009 to $846 million from $799 million for the three months ended March 31, 2008. Despite an increase of 29% in the number of mobile subscribers, revenue growth in the first three months of 2009 (equal to 9% in local currency) has been negatively impacted by revenue erosion of 9% due to net depreciations of currencies in the countries in which Millicom operates. In particular, currency devaluations have continued to affect the Ghanaian cedi (45% devaluation versus the dollar over a year), the Colombian peso (39% devaluation), African currencies linked to the euro (19% devaluation), the Paraguayan guarani (17% devaluation), the Tanzanian shilling (8% devaluation) and the Guatemalan quetzal (7% devaluation). The new Millicom’s businesses (Amnet and Navega) contributed 6 percentage points of growth.

The main driver of our growth in revenues for the three months ended March 31, 2009 continued to be the number of mobile subscribers, which, as shown in the table below, increased by 29% to 34 million as at March 31, 2009 from 26 million as of March 31, 2008.

Subscribers	2009	2008	Growth
Central America	11,534,157	9,787,361	18%
South America	7,735,055	6,463,658	20%
Africa	9,813,009	6,440,696	52%
Asia	4,538,357	3,383,189	34%
Total	33,620,578	26,074,904	29%

The high capital expenditure of $210 million for the three months ended March 31, 2009 resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the points of sale where we sell our products, which makes the products more accessible. Millicom added 2 million net new mobile subscribers in the three months ended March 31, 2009.

We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Millicom is today more focused on attracting loyal and higher revenue generating customers.

In Africa, the two best performing markets in terms of net subscriber additions were DRC which grew by 130% year-on-year, adding 144 thousand subscribers in the three months ended March 31, 2009, and Chad, which grew by 91% year-on-year, adding 150 thousand subscribers in the three months ended March 31, 2009. In Senegal, total subscribers increased by 48% and 116 thousand net new subscribers were added in the three months ended March 31, 2009, which is encouraging as it indicates the level of trust that subscribers are placing in the Tigo brand, despite the litigation with the Senegalese government.

In Central America, Honduras grew its subscriber base by 24% year on year, despite the entry of a third operator at the end of 2008.  Guatemala grew its subscriber base by 18% year-on-year and El Salvador by 8%.

In South America, total subscribers increased by 20% year on year with Bolivia and Paraguay showing increases of 43% and 23% respectively.  In Colombia, the increase in subscribers was 9%.

In Asia, subscribers grew by 34% year-on-year with Laos growing by 76% and Sri Lanka by 54%.

Our mobile attributable subscriber base increased to 29 million subscribers as at March 31, 2009 from 22 million subscribers as of March 31, 2008, an increase of 31%.

Future subscriber growth is highly dependant on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

Revenues: Revenues for the three months ended March 31, 2009 and 2008 by segment were as follows:

Revenues	2009	2008	Growth
Central America	327,289	340,127	(4)%
Amnet	43,315	—	—
South America	236,775	231,626	2%
Africa	171,156	163,371	5%
Asia	67,539	63,377	7%
Total	846,074	798,501	6%

Central America – Revenues for the three months ended March 31, 2009 were $327 million, down 4% year on year, as we have seen a continued lowering of remittances from the US which were down 8% in the first months of 2009 compared to the same period in 2008. Tigo’s high market share, with number one positions in all three markets in Central America, has enabled Tigo to maintain consistently high margins despite a tougher environment.

From the beginning of 2009, interconnect rates in Honduras have been cut to 6 cents a minute for both domestic and international calls (from 10 and 8 cents a minute respectively). Our incoming international revenues have been impacted by this reduction.

In March 2009 our joint venture in Guatemala acquired the remaining non-controlling interest in Navega (see note 3), which controls the fiber optic backbone rings for our mobile operations in the region. Through this acquisition we are now able to ensure the quality and the timely availability for backbone transmission capacity for our three mobile businesses to the benefit of our customers. This transaction will also benefit us by supporting the growing demand for access to the Internet as we expand our 3G broadband services. We have focused on data services for our 3G networks during the three months ended March 31, 2009 and we now have an important presence in the mobile broadband segment in each country.

In today’s market environment, we continue to focus on margin to a greater degree as penetration growth slows. This can be seen by the number of initiatives to reduce costs and subsidies with a greater attention on the more loyal and higher revenue generating customers. We also believe that Value Added Services (“VAS”) and broadband will be important drivers of our business as both areas will be profitable segments of expansion in a more mature market.

Amnet – As at March 31, 2009 Amnet, our fixed telephony, cable and broadband business in Central America, had approximately 556 thousand revenue generating units (“RGUs”), up 18% year on year. Revenues for the three months ended March 31, 2009 reached $43 million. During the three months ended march 31, 2009 we reviewed the organization and outsourced a number of functions in order to increase operating efficiency and reduce costs. Our focus was on consolidating the new organizational structure, renegotiating agreements with some key content suppliers and on making profitable capital investments in areas that offer good returns.

The opportunity for Millicom is to use Tigo’s marketing skills to sell broadband services to existing cable customers and to provide a fixed element to our broadband offer. Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.

South America – Revenues for the three months ended March 31, 2009 amounted to $237 million, up 16% in local currency from the same period of last year, but the strong dollar continued to impact revenues, particularly in Colombia and Paraguay. Data revenues have been growing at a strong pace since the launch of 3G services in the second half of 2008 and we continue to see strong growth in VAS which now accounts for 18% of recurring revenue in the region.

In Paraguay, we have seen a reduction in interconnect tariffs in the three months ended March 31, 2009 to 7 cents a minute from 14 cents a minute in 2008. This cut will have little impact on Tigo Paraguay as only a small proportion of traffic is cross-net.

Our focus during the three months ended March 31, 2009 was on profitability through cost reduction initiatives and on customer proximity so as to better address the specific needs of the population.

Africa – Revenues in Africa grew by 25% in local currency in the three months ended March 31, 2009 compared to the same period of last year, but the continued depreciation of African currencies put pressure on the dollar growth, particularly in Ghana and Tanzania. We have continued to drive the affordability of our services, for example by reducing our on-net tariff in Ghana.

In Chad we acquired the remaining 12.5% non-controlling interest in the business from our local partner (see note 3) so that we now own 100% of the operation. In DRC, we are restructuring our business to reduce cost and to increase our focus on cost control and regional profitability. We have also begun rolling out our network in Rwanda and we are on track to launch our operation there later this year.

Asia – Revenues increased by 7% to $68 million. In Cambodia, new competitors have entered the market. In Sri Lanka, in the face of increased price pressure in the market, we launched successfully new innovative services, offering free on-net calls for a day based on the outgoing minutes used in the previous month. We have also been granted an enhancement to our license to enable us to provide 3G services.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where Tigo® was most recently launched. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income.

Cost of sales: Cost of sales increased by 8% for the three months ended March 31, 2009 to $311 million from $287 million for the three months ended March 31, 2008. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin was 63% for the three months ended March 31, 2009, 1 percentage point lower compared to the same period last year.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses decreased by 1% for the three months ended March 31, 2009 to $163 million from $164 million for the three months ended March 31, 2008. Sales and marketing costs were comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo®, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 21% for the three months ended March 31, 2008 to 19% for the three months ended March 31, 2009.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 14% for the three months ended March 31, 2009 to $143 million from $126 million for the three months ended March 31, 2008. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, but also higher staff costs from more employees needed to manage the growth of Millicom’s business and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses increased to 17% for the three months ended March 31, 2009 from 16% for the three months ended March 31, 2008.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses: Other operating expenses increased by 44% for the three months ended March 31, 2009 to $17 million from $12 million for the three months ended March 31, 2008. This increase is mainly explained by the increased number of corporate staff and other group support functions to oversee and support the growth in the operating companies.

Operating profit:  Operating profit for the three months ended March 31, 2009 and 2008 by segment were as follows:

Operating profit	2009	2008	Growth
Central America	148,271	163,211	(9)%
Amnet	4,141	—	—
South America	47,994	25,318	90%
Africa	17,180	24,407	(30)%
Asia	11,322	14,730	(23)%
Unallocated	(16,988)	(18,023)
Total	211,920	209,643	1%

Operating profit margin	2009	2008	Change in % points
Central America	45%	48%	(3)
Amnet	10%	—	—
South America	20%	11%	9
Africa	10%	15%	(5)
Asia	17%	23%	(6)
Total	25%	26%	(1)

As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to maintain or improve their operating margins. It was the case for Millicom operations in South America (Bolivia and Paraguay). Despite the high market share in the segment, it was not the case for Millicom operations in Central America, as they suffered a continued lowering of remittances from the US, which impacted the disposable money to invest in telecommunication services.

In addition Millicom’s operation in the Democratic Republic of Congo continued to incur operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 130% increase year-on-year in subscribers in the three months ended March 31, 2009. This lead to a reduction in Africa operating profit margin from 15% for the three months ended March 31, 2008 to 10% for the three months ended March 31, 2009.

Finally, operating profit for Asia decreased from 23% to 17%.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capex. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits in the future.

Interest expense: Interest expense for the three months ended March 31, 2009 amounted to $43 million, no change from the three months ended March 31, 2008. Although the borrowings increased (see note 12), Millicom benefits on the variable interest rate borrowings of lower interest rates.

Interest and other income: Interest and other income for the three months ended March 31, 2009 decreased by 72% to $3 million from $11 million for the three months ended March 31, 2008. The above-mentioned reduction in the interest rates, together with a lower cash balances during the three months ended March 31, 2009 compared to the same period last year, impacted the interest income too.

Other non operating (expense) income, net: Other non operating (expense) income, net for the three months ended March 31, 2009 was an expense of $1 million and it was the net of exchange losses for $33 million and the gain of $32 million linked to the revaluation of the existing interests in Navega and Metrored, following the early application of IFRS 3R to these acquisitions (see note 3). Other non operating (expense) income, net for the three months ended March 31, 2008 was an income of $10 million, totally referred to exchange gain.

Charge for taxes: The net tax charge for the three months ended March 31, 2009 increased to $43 million from $42 million for the three months ended March 31, 2008. The Group’s effective tax rate increased from 22% for the three months ended March 31, 2008 to 25% for the three months ended March 31, 2009. Both increases were mainly the result of a higher proportion of net corporate expenses and interest to total Group profit before taxes.

In the future, as the business grows, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate. In 2009 we expect that the beneficial impact of these three factors will likely be, at least partially, offset by the net losses expected to be incurred by the Colombia and Democratic Republic of Congo businesses, which may be non recoverable.

The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This would likely increase the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the three months ended March 31, 2009 was $140 million compared to a net profit of $158 million for the three months ended March 31, 2008. Profit from continuing operations decreased to $130 million for the three months ended March 31, 2009 from $148 million for the three months ended March 31, 2008. The loss from discontinued operations (Millicom’s operation in Sierra Leone) for the three months ended March 31, 2009 was $4 million compared to a loss for the three months ended March 31, 2008 of $3 million.

Effect of Exchange Rate Fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. In the three months ended March 31, 2009, we had a net exchange loss of $33 million. In the three months ended March 31, 2008, we had a net exchange gain of $10 million.

To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom’s earnings, assets and cash flows as we have US$ debts, pushed down to the operations, because of lack of available debts in local currencies. We generally do not hedge our foreign currency exposures, because of lack of available instruments in the countries where we operate.

Liquidity and capital resources

Cash upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream surplus cash to the Company. For the three months ended March 31, 2009, we upstreamed $86 million from 6 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the three months ended March 31, 2008 we upstreamed $90 million from 7 of the 16 countries in which we operated.

Cash flows

For the three months ended March 31, 2009, cash provided by operating activities was $322 million, compared to $252 million for the three months ended March 31, 2008. The increase is mainly the result of cost controls and favorable product mix offered to our subscribers.

Cash used by investing activities was $339 million for the three months ended March 31, 2009, compared to $241 million for the three months ended March 31, 2008. In the three months ended March 31, 2009 Millicom used cash to purchase $271 million of property, plant and equipment compared to $244 million for the same period in 2008. In addition Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). Additional $9 million was used for minor investments.

Financing activities provided total cash of $87 million for the three months ended March 31, 2009, compared to $24 million for the three months ended March 31, 2008. In the three months ended March 31, 2009 Millicom repaid debt of $56 million while raising funds of $143 million through new financing.

The net cash inflow in the three months ended March 31, 2009 was $54 million compared to an inflow of $37 million for the three months ended March 31, 2008. Millicom had closing cash and cash equivalents balances of $729 million as at March 31, 2009 compared to $1,212 million as at March 31, 2008.

Capital additions

Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the three months ended March 31
	2009	2008
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	27,070	66,662
Amnet	14,065	—
South America	37,169	69,353
Africa	106,603	82,531
Asia	25,331	42,807
Unallocated	95	1
Discontinued operations	158	4,446
Total	210,491	265,800

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As of March 31, 2009 we had total consolidated outstanding debt and other financing of $2,219 million (December 31, 2008: $2,158 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,249 million (December 31, 2008: $1,313 million).

Commitments

As of March 31, 2009, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $453 million of which $448 million are due within one year.

Guarantees

As of March 31, 2009 we had outstanding guarantees for a total amount of $805 million (December 31, 2008: $712 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: May 20, 2009